EXHIBIT 12.2

J.P. MORGAN CHASE & CO.

Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Three Months Ended March 31, (in millions, except ratios)	2004

Excluding Interest on Deposits
Income before income taxes	$2,903

Fixed charges:
Interest expense	1,834
One-third of rents, net of income from subleases (a)	76

Total fixed charges	1,910

Less: Equity in undistributed income of affiliates	(31)

Earnings before taxes and fixed charges, excluding capitalized interest	$4,782

Fixed charges, as above	$1,910
Preferred stock dividends (pre-tax)	20

Fixed charges including preferred stock dividends	$1,930

Ratio of earnings to fixed charges and preferred stock dividend requirements	2.48

Including Interest on Deposits
Fixed charges including preferred stock dividends, as above	$1,930
Add: Interest on deposits	814

Total fixed charges including preferred stock dividends and interest on deposits	$2,744

Earnings before taxes and fixed charges, excluding capitalized interest, as above	$4,782
Add: Interest on deposits	814

Total earnings before taxes, fixed charges and interest on deposits	$5,596

Ratio of earnings to fixed charges and preferred stock dividend requirements	2.04

(a)	The proportion deemed representative of the interest factor.